SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 21)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

David K. Schumacher

General Counsel

Crest Financial Limited

JP Morgan Chase Tower

600 Travis, Suite 6800

Houston, TX 77002

Tel: (713) 222 6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephen M. Gill

Kai Haakon E. Liekefett

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002

Tel: (713) 758 2222

June 6, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of reporting persons Crest Financial Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Crest Investment Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Jamal and Rania Daniel Revocable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Jamal Daniel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Rania Daniel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons DTN LNG, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,623,249
	9	Sole dispositive power 0
	10	Shared dispositive power 9,623,249
11	Aggregate amount beneficially owned by each reporting person 9,623,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.38%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons DTN Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,173,249
	9	Sole dispositive power 0
	10	Shared dispositive power 10,173,249
11	Aggregate amount beneficially owned by each reporting person 10,173,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.46%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Daria Daniel 2003 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,391,083
	9	Sole dispositive power 0
	10	Shared dispositive power 3,391,083
11	Aggregate amount beneficially owned by each reporting person 3,391,083
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.49%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Thalia Daniel 2003 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,391,083
	9	Sole dispositive power 0
	10	Shared dispositive power 3,391,083
11	Aggregate amount beneficially owned by each reporting person 3,391,083
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.49%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Naia Daniel 2003 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,391,083
	9	Sole dispositive power 0
	10	Shared dispositive power 3,391,083
11	Aggregate amount beneficially owned by each reporting person 3,391,083
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.49%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons John M. Howland
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 23,000
	8	Shared voting power 10,173,249
	9	Sole dispositive power 23,000
	10	Shared dispositive power 10,173,249
11	Aggregate amount beneficially owned by each reporting person 10,196,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.46%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Eric E. Stoerr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 22,000
	8	Shared voting power 0
	9	Sole dispositive power 22,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 22,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.00%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Halim Daniel 2012 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,051,521
	9	Sole dispositive power 0
	10	Shared dispositive power 11,051,521
11	Aggregate amount beneficially owned by each reporting person 11,051,521
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.58%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Halim Daniel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,000
	8	Shared voting power 11,051,521
	9	Sole dispositive power 200,000
	10	Shared dispositive power 11,051,521
11	Aggregate amount beneficially owned by each reporting person 11,251,521
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.61%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Michael Wheaton
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,051,521
	9	Sole dispositive power 0
	10	Shared dispositive power 11,051,521
11	Aggregate amount beneficially owned by each reporting person 11,051,521
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.58%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Uniteg Holding SA
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 600,000
	9	Sole dispositive power 0
	10	Shared dispositive power 600,000
11	Aggregate amount beneficially owned by each reporting person 600,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.09%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Crest Switzerland LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 600,000
	9	Sole dispositive power 0
	10	Shared dispositive power 600,000
11	Aggregate amount beneficially owned by each reporting person 600,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.09%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

This Amendment No. 21 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) of Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust (the “Halim Daniel Trust”), Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg Holding SA (“Uniteg”) and Crest Switzerland, LLC (“Crest Switzerland” and, together with CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Naia Daniel Trust, Mr. Howland, Mr. Stoerr, the Halim Daniel Trust, Mr. Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg and Crest Switzerland, the “Reporting Persons”) that was filed in respect of Clearwire Corporation (the “Issuer”) on June 1, 2012 and amended by Amendment No. 1 filed on November 7, 2012 (“Amendment No. 1”), Amendment No. 2 filed on December 18, 2012 (“Amendment No. 2”), Amendment No. 3 filed on March 13, 2013 (“Amendment No. 3”), Amendment No. 4 filed on March 20, 2013 (“Amendment No. 4”), Amendment No. 5 filed on April 4, 2013 (“Amendment No. 5”), Amendment No. 6 filed on April 9, 2013 (“Amendment No. 6”), Amendment No. 7 filed on April 11, 2013 (“Amendment No. 7”), Amendment No. 8 filed on April 23, 2013 (“Amendment No. 8”), Amendment No. 9 (“Amendment No. 9”) filed on April 25, 2013, Amendment No. 10 filed on May 7, 2013 (“Amendment No. 10”), Amendment No. 11 filed on May 9, 2013 (“Amendment No. 11”), Amendment No. 12 filed on May 13, 2013 (“Amendment No. 12”), Amendment No. 13 filed on May 17, 2013 (“Amendment No. 13”), Amendment No. 14 filed on May 20, 2013 (“Amendment No. 14”), Amendment No. 15 filed on May 22, 2013 (“Amendment No. 15”), Amendment No. 16 filed on May 24, 2013 (“Amendment No. 16”), Amendment No. 17 filed on May 28, 2013 (“Amendment No. 17”), Amendment No. 18 filed on May 29, 2013 (“Amendment No. 18”), Amendment No. 19 filed on May 30, 2013 (“Amendment No. 19”) and Amendment No. 20 filed on June 3, 2013 (“Amendment No. 20”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the first paragraph thereof:

On June 6, 2013, CFL sent a letter to the board of directors of the Issuer (the “June 6 Letter to the Board”) and issued a press release relating thereto (the “June 6 Press Release”). In the June 6 Letter to the Board, CFL responded to Sprint Nextel Corporation’s objections to the tender offer of DISH Network Corporation. A copy of the June 6 Letter to the Board is attached hereto as Exhibit 2 and a copy of the June 6 Press Release is attached hereto as Exhibit 3, each of which are incorporated herein by reference. The descriptions herein of the June 6 Letter to the Board and the June 6 Press Release are qualified in their entirety by reference to the June 6 Letter to the Board and the June 6 Press Release.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004), the Joint Filing Agreement attached hereto as Exhibit 1, the June 6 Letter to the Board attached hereto as Exhibit 2, the June 6 Press Release attached hereto as Exhibit 3, the May 31 Press Release attached to Amendment No. 20 as Exhibit 2, the June 3 Letter to the Board attached to Amendment No. 20 as Exhibit 3, the June 3 Board Press Release attached to Amendment No. 20 as Exhibit 4, the June 3 Letter to Sprint attached to Amendment No. 20 as Exhibit 5, the June 3 Sprint Press Release attached to Amendment No. 20 as Exhibit 6, the May 30 Letter to the Board attached to Amendment No. 19 as Exhibit 2, the May 30 Press Release attached to Amendment No. 19 as Exhibit 3, the May 28 Press Release attached to Amendment No. 18 as Exhibit 2, the May 28 FCC Letter attached to Amendment No. 18 as Exhibit 3, the May 29 Press Release attached to Amendment No. 18 as Exhibit 4, the May 28 Letter to Stockholders attached to Amendment No. 17 as Exhibit 2, the May 28 Press Release attached to Amendment No. 17 as Exhibit 3, the May 23 Press Release attached to Amendment No. 16 as Exhibit 2, the May 21 Letter to Stockholders attached to Amendment No. 15 as Exhibit 2, the May 21 Letter to the Board attached to Amendment No. 15 as Exhibit 3, the May 21 Press Release attached to Amendment No. 15 as Exhibit 4, the May 20 Letter to Stockholders attached to Amendment No. 14 as Exhibit 2, the May 20 Letter to the Board attached to Amendment No. 14 as Exhibit 3; the May 20 Press Release attached to Amendment No. 14 as Exhibit 4, the May 17 Letter to Stockholders attached to Amendment No. 13 as Exhibit 2, the May 17 Press Release attached to Amendment No. 13 as Exhibit 3, the May 16 Letter to Stockholders attached to Amendment No. 13 as Exhibit 4, the May 16 Press Release attached to Amendment No. 13 as Exhibit 5, the Press Release attached to Amendment No. 12 as Exhibit 2, the Presentation to Stockholders attached to Amendment No. 11 as Exhibit 2, the Press Release attached to Amendment No. 11 as Exhibit 3, the Press Release attached to Amendment No. 10 as Exhibit 2, the Letter to Stockholders attached to Amendment No. 10 as Exhibit 3, the Power of Attorney for the Daria Daniel Trust attached to Amendment No. 10 as Exhibit 4, the Power of Attorney for the Thalia Daniel Trust attached to Amendment No. 10 as Exhibit 5, the Power of Attorney for the Naia Daniel Trust attached to Amendment No. 10 as Exhibit 6, the Power of Attorney for John M. Howland attached to Amendment No. 10 as Exhibit 7, the Press Release attached to Amendment No. 9 as Exhibit 2, the Power of Attorney for the Jamal and Rania Daniel Trust attached to Amendment No. 9 as Exhibit 3, the Power of Attorney for Jamal Daniel attached to Amendment No. 9 as Exhibit 4, the Power of Attorney for Rania Daniel attached to Amendment No. 9 as Exhibit 5, the Power of Attorney for Eric E. Stoerr attached to Amendment No. 9 as Exhibit 6, the Power of Attorney for the Halim Daniel Trust attached to Amendment No. 9 as Exhibit 7, the Power of Attorney for Halim Daniel attached to Amendment No. 9 as Exhibit 8, the Power of Attorney for Michael Wheaton attached to Amendment No. 9 as Exhibit 9, the Power of Attorney for Uniteg attached to Amendment No. 9 as Exhibit 10, the Board Letter attached to Amendment No. 8 as Exhibit 2, the April 23 Press Release attached to Amendment No. 8 as Exhibit 3, the April 22 Press Release attached to Amendment No. 8 as Exhibit 4, the FCC Letter attached to Amendment No. 8 as Exhibit 5, the Press Release attached to Amendment No. 7 as Exhibit 2, the Press Release attached to Amendment No. 6 as Exhibit 2, the FCC Letter attached to Amendment No. 6 as Exhibit 3, the Letter to the Board attached to Amendment No. 5 as Exhibit 2, the April 3 Press Release attached to Amendment No. 5 as Exhibit 3, the Demand Letter attached to Amendment No. 4 as Exhibit 2, the March 20 Press Release attached to Amendment No. 4 as Exhibit 3, the March 12 Press Release attached to Amendment No. 3 as Exhibit 2, the FCC Letter attached to Amendment No. 3 as Exhibit 3, the Press Release attached to Amendment No. 2 as Exhibit 2, the Stockholder Letter attached to Amendment No. 1 as Exhibit 2 and the Press Release attached to

Amendment No. 1 as Exhibit 3, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated June 6, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland, LLC

Exhibit 2	Letter by Crest Financial Limited to the Board of Directors of Clearwire Corporation dated June 6, 2013

Exhibit 3	Press Release by Crest Financial Limited dated June 6, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2013

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

JAMAL DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

RANIA DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

DTN LNG, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager, President, Secretary and Treasurer

DARIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

THALIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

NAIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

JOHN M. HOWLAND

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

ERIC E. STOERR

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

HALIM DANIEL 2012 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

HALIM DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

MICHAEL WHEATON

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

UNITEG HOLDING SA

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

CREST SWITZERLAND LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated June 6, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland, LLC

Exhibit 2	Letter by Crest Financial Limited to the Board of Directors of Clearwire Corporation dated June 6, 2013

Exhibit 3	Press Release by Crest Financial Limited dated June 6, 2013

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of Clearwire Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of June, 2013.

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

JAMAL DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

RANIA DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

DTN LNG, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager, President, Secretary and Treasurer

DARIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

THALIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

NAIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

JOHN M. HOWLAND

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

ERIC E. STOERR

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

HALIM DANIEL 2012 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

HALIM DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

MICHAEL WHEATON

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

UNITEG HOLDING SA

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

CREST SWITZERLAND LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager

Exhibit 2

CREST FINANCIAL LIMITED

JPMorgan Chase Tower

600 Travis, Suite 6800

Houston, Texas 77002

June 6, 2013

VIA FEDERAL EXPRESS AND FACSIMILE

The Board of Directors

c/o John W. Stanton

Chairman

Clearwire Corporation

1475 120th Avenue NE

Bellevue, WA 98005

Ladies and Gentlemen:

As our May 30 and June 3 letters explained, Crest Financial Limited (“Crest”) believes that DISH Network Corporation’s (“DISH”) tender offer for all outstanding shares of Clearwire Corporation (“Clearwire” or the “Company”) for $4.40 per share is both actionable and superior in every way to Sprint Nextel Corporation’s (“Sprint”) current offer of $3.40 per share. Sprint’s June 3 letter to you, in which Sprint asserts that DISH’s tender offer is not actionable because certain of its terms violate applicable law and Clearwire’s Equityholders’ Agreement (“EHA”), is fraught with unfounded assertions and changes nothing. The DISH offer remains actionable. It remains superior to Sprint’s offer. And the path to realizing the Company’s true value for all Clearwire stockholders is still an open, competitive process. The Clearwire Board of Directors (the “Board”) should give DISH’s offer genuine consideration as part of a competitive bidding for Clearwire.

We recognize Sprint’s letter for what it is: Sprint’s latest attempt to interfere with your consideration of alternatives that will benefit all stockholders, rather than just Sprint. We are convinced that DISH’s tender offer, and your entering into the Investor Rights Agreement and the Note Purchase Agreement proposed by DISH, will not violate the Company’s contractual obligations or the law. And failure to consider DISH’s offer would be a breach of your own fiduciary duties. In its June 4 letter, DISH directly rebutted the untrue, overbearing assertions in Sprint’s letter. As Clearwire’s largest independent minority stockholder, we write this letter to add our own views.

DISH’s request for nomination rights is not problematic. The EHA does not bar the Board or its nominating committee from agreeing to nominate DISH’s designees to the Board. The EHA states only that the nominating committee will fill unreserved seats, which it of course would be doing when it nominates DISH’s designees. And DISH’s proposal would not require a reduction to Sprint’s nomination rights. Nor does Delaware law prohibit the Company, with approval of the Board, from entering into an agreement with a stockholder to nominate certain directors through its nominating committee. Sprint’s suggestion that the agreement is unlawful because it continues “in perpetuity” is wholly unfounded. Sprint’s own nominating rights are “not time-bound,” and Sprint has made no effort to distinguish its rights from DISH’s proposal. We also do not see any fiduciary duty concerns in this context since DISH covenants to nominate

1

only independent directors (as defined by the NASDAQ listing rules). That said, any concerns you may have could easily be addressed by a “fiduciary out” provision. Such a provision would give the Board’s nominating committee the right to reject a candidate to the extent the committee determines in good faith and on advice of outside counsel that the candidate’s nomination would violate the directors’ fiduciary duties.

The veto rights in DISH’s proposed Investor Rights Agreement are commonplace and permissible. Merger agreements, stock purchase agreements, investor agreements, credit agreements, indentures, and many other legal instruments regularly include negative covenants of the kind DISH requested, as Sprint well knows. Neither Delaware law nor Clearwire’s Certificate of Incorporation prohibit Clearwire from granting pre-emptive rights by contract, and that is all that DISH has requested. Finally, DISH’s status as a minority stockholder does not magically render these covenants unlawful—as is evident from the rights already granted to non-Sprint minority stockholders under the EHA.

Likewise, we do not read the DISH tender offer to require Sprint’s consent. The EHA requires consent of the parties only for “material capital restructuring or reorganization” of Clearwire. Given that Clearwire is a company with an enterprise value of at least $11.39 billion (assuming a share price of $4.40 for the equity of Clearwire), no one can seriously claim that accepting DISH’s $800 million financing proposal amounts to a “material capital restructuring or reorganization.” Similarly, the EHA does not mandate consent for tender offers but expressly requires consent only for any “merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company.” The nine EHA parties and their fine lawyers did not simply forget to include in this litany a “tender offer,” even though it is among the most common transaction structures. Rather, the real and sensible reason why tender offers are not included in the consent list is because a tender offer is not a transaction involving the Company—it is a transaction directly between a bidder, here DISH, and the stockholders. In all events, it is difficult to see how a “change of control” can possibly occur so long as Sprint persists in its refusal to sell its Clearwire shares.

Although we agree with DISH that Sprint’s objections are unsubstantiated and its position unsustainable, the burden on your decision is more modest. DISH’s offer is conditioned not on the illegality of Sprint’s objections, but only on your agreement to the proposed Investor Rights Agreement and Note Purchase Agreement. Thus, DISH is willing to take on the entire litigation risk and has not conditioned its tender offer on the absence or failure of any challenge by Sprint. It merely requires the Board to agree, but does not ask Clearwire to guarantee that these agreements will survive a legal challenge unscathed.

Contrary to its public handwringing, no one is asking Sprint to engage in “self-sacrifice.” Indeed, Sprint’s recitation of Clearwire’s formation, the details of the EHA, and the particular contractual rights it thinks it holds are a distraction from the real issue—Sprint’s persistent breaches of its fiduciary duties. As we have been explaining for months, we believe that Sprint is attempting to snatch up Clearwire on the cheap, at a price that grossly undervalues the Company and is unfair to minority stockholders. Sprint’s letter threatening to “enforce” supposed “rights” is just a last-ditch effort to preserve an unfair process and an unfair price, in order to divert the Company’s true value entirely to itself.

Sprint of course has the right not to sell its shares. But it has not stopped simply at stating its intention not to sell. Instead, Sprint has taken every step possible, and using every ounce of

2

leverage as controlling shareholder, to thwart any effort to benefit the Company and its minority stockholders—even to the point of threatening litigation to deny Clearwire stockholders the voluntary choice of realizing at least $1.00 per share more than Sprint’s coercive merger proposal. If Sprint truly thinks that Clearwire is worth only its original offer price of $2.97 or its latest offer of $3.40 per share, then Sprint should be selling its shares of the Company for $4.40 or any higher price. But it has taken precisely the opposite approach. Sprint has publicly stated that it does not intend to sell and has continued wielding its oppressive powers as Clearwire’s controlling stockholder in an attempt to sink all competing bids and ram through its own undervalued offer.

In the end, Sprint’s letter is perhaps most telling in what it does not say. Sprint makes no attempt to explain how its current offer of $3.40 can possibly be fair to minority stockholders while DISH is offering $4.40 per share. In fact, Sprint makes no attempt to explain how its offer is superior to DISH’s in any way at all. That of course is because it is not. Sprint’s offer attempts to squeeze-out Clearwire’s minority stockholders at an unfair price, while DISH’s tender offer would not force anyone to sell against their will. It seeks to push through the unfair deal by packing the “minority” vote with interested parties who have already pledged to vote in favor of the merger and to sell their shares to Sprint even if the merger is rejected, along with directors, officers, and employees with golden parachutes and compensation awards that encourage them to vote for the merger. And it imposes a coercive and highly dilutive Note Purchase Agreement, with much worse terms than DISH’s financing proposal and Crest’s own financing offer.

It is time for you, the Clearwire Board, to fulfill your own fiduciary duties to the Company’s minority stockholders by resisting Sprint’s latest outrage. DISH’s offer is clearly actionable, and you have an obligation to give it full consideration. To the extent you are concerned with any of its details, those concerns can be resolved through good faith negotiations with DISH. As we urged in our June 3 letter, consideration of the DISH tender offer and any other alternatives to Sprint should be considered by a new Special Committee with new, truly independent directors who are not tainted by the current Special Committee’s past misjudgments.

To be sure, DISH’s current proposal might not prove to be Clearwire’s best offer in the end. But it is a direct offer for the Company that furthers the competitive bidding process that we believe can unlock the Company’s true value for Clearwire’s stockholders. It is your duty to take full advantage of this opportunity to pursue fair value for all of Clearwire’s stockholders.

Sincerely yours,

/s/ David K. Schumacher

David K. Schumacher
General Counsel Crest Financial Limited

*************************************************************************************

3

About Crest Financial Limited

Crest is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement and the supplement have been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH ARE AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans, or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position,” or the negative of those terms or other variations of them or by comparable terminology.

4

Exhibit 3

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Criticizes Sprint Letter to Clearwire Board as a Further Breach of Fiduciary Duties and Urges Clearwire Board to Fully Consider Tender Offer From DISH

Sends letter to Clearwire Board refuting Sprint’s letter and calling on Clearwire Board to resist “Sprint’s latest outrage”

HOUSTON, June 6, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), sent a letter to Clearwire’s Board of Directors criticizing Sprint Nextel Corporation’s objections to DISH Network Corporation’s $4.40 per share tender offer for all outstanding Clearwire shares. Crest agreed with DISH’s responses to Sprint’s letter, which it says was “fraught with unfounded assertions.” Crest again urged the Clearwire Board to appoint a new Special Committee with new directors to fully consider DISH’s tender offer and pursue a competitive bidding process to “unlock the Company’s true value for Clearwire’s stockholders.”

In Crest’s letter to the Clearwire Board, David K. Schumacher, Crest’s General Counsel, states: “We recognize Sprint’s letter for what it is: Sprint’s latest attempt to interfere with your consideration of alternatives that will benefit all stockholders, rather than just Sprint. We are convinced that DISH’s tender offer, and your entering into the Investor Rights Agreement and the Note Purchase Agreement proposed by DISH, will not violate the Company’s contractual obligations or the law. And failure to consider DISH’s offer would be a breach of your own fiduciary duties. In its June 4 letter, DISH directly rebutted the untrue, overbearing assertions in Sprint’s letter. As Clearwire’s largest independent minority stockholder, we write this letter to add our own views.”

According to Schumacher: “DISH’s request for nomination rights is not problematic. The [Equityholder’s Agreement (‘EHA’)] does not bar the Board or its nominating committee from agreeing to nominate DISH’s designees to the Board. The EHA states only that the nominating committee will fill unreserved seats, which it of course would be doing when it nominates DISH’s designees. And DISH’s proposal would not require a reduction to Sprint’s nomination rights. Nor does Delaware law prohibit the Company, with approval of the Board, from entering into an agreement with a stockholder to nominate certain directors through its nominating committee. Sprint’s suggestion that the agreement is unlawful because it continues ‘in perpetuity’ is wholly unfounded. Sprint’s own nominating rights are ‘not time-bound,’ and Sprint has made no effort to distinguish its rights from DISH’s proposal. We also do not see any fiduciary duty concerns in this context since DISH covenants to nominate only independent directors (as defined by the NASDAQ listing rules). That said, any concerns you may have could easily be addressed by a ‘fiduciary out’ provision. Such a provision would give the Board’s nominating committee the right to reject a candidate to the extent the committee determines in good faith and on advice of outside counsel that the candidates nomination would violate the directors’ fiduciary duties.”

Schumacher adds: “The veto rights in DISH’s proposed Investor Rights Agreement are commonplace and permissible. Merger agreements, stock purchase agreements, investor agreements, credit agreements, indentures, and many other legal instruments regularly include negative covenants of the kind DISH requested, as Sprint well knows. Neither Delaware law nor Clearwire’s Certificate of Incorporation prohibit Clearwire from granting pre-emptive rights by contract, and that is all that DISH has requested. Finally, DISH’s status as a minority stockholder does not magically render these covenants unlawful—as is evident from the rights already granted to non-Sprint minority stockholders under the EHA.”

Crest’s letter goes on: “Likewise, we do not read the DISH tender offer to require Sprint’s consent. The EHA requires consent of the parties only for ‘material capital restructuring or reorganization’ of Clearwire. Given that Clearwire is a company with an enterprise value of at least $11.39 billion (assuming a share price of $4.40 for the equity of Clearwire), no one can seriously claim that accepting DISH’s $800 million financing proposal amounts to a ‘material capital restructuring or reorganization.’ Similarly, the EHA does not mandate consent for tender offers but expressly requires consent only for any ‘merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company.’ The nine EHA parties and their fine lawyers did not simply forget to include in this litany a ‘tender offer,’ even though it is among the most common transaction structures. Rather, the real and sensible reason why tender offers are not included in the consent list is because a tender offer is not a transaction involving the Company—it is a transaction directly between a bidder, here DISH, and the stockholders. In all events, it is difficult to see how a ‘change of control’ can possibly occur so long as Sprint persists in its refusal to sell its Clearwire shares.”

Schumacher further explains: “Although we agree with DISH that Sprint’s objections are unsubstantiated and its position unsustainable, the burden on your decision is more modest. DISH’s offer is conditioned not on the illegality of Sprint’s objections, but only on your agreement to the proposed Investor Rights Agreement and Note Purchase Agreement. Thus, DISH is willing to take on the entire litigation risk and has not conditioned its tender offer on the absence or failure of any challenge by Sprint. It merely requires the Board to agree, but does not ask Clearwire to guarantee that these agreements will survive a legal challenge unscathed.”

Crest’s letter continues: “Contrary to its public handwringing, no one is asking Sprint to engage in ‘self-sacrifice.’ Indeed, Sprint’s recitation of Clearwire’s formation, the details of the EHA, and the particular contractual rights it thinks it holds are a distraction from the real issue—Sprint’s persistent breaches of its fiduciary duties. As we have been explaining for months, we believe that Sprint is attempting to snatch up Clearwire on the cheap, at a price that grossly undervalues the Company and is unfair to minority stockholders. Sprint’s letter threatening to ‘enforce’ supposed ‘rights’ is just a last-ditch effort to preserve an unfair process and an unfair price, in order to divert the Company’s true value entirely to itself.”

Schumacher further states: “Sprint of course has the right not to sell its shares. But it has not stopped simply at stating its intention not to sell. Instead, Sprint has taken every step possible, and using every ounce of leverage as controlling shareholder, to thwart any effort to benefit the Company and its minority stockholders—even to the point of threatening litigation to deny Clearwire stockholders the voluntary choice of realizing at least $1.00 per share more than Sprint’s coercive merger proposal. If Sprint truly thinks that Clearwire is worth only its original offer price of $2.97 or its latest offer of $3.40 per share, then Sprint should be selling its shares of the Company for $4.40 or any higher price. But it has taken precisely the opposite approach. Sprint has publicly stated that it does not intend to sell and has continued wielding its oppressive powers as Clearwire’s controlling stockholder in an attempt to sink all competing bids and ram through its own undervalued offer.”

According to Schumacher: “In the end, Sprint’s letter is perhaps most telling in what it does not say. Sprint makes no attempt to explain how its current offer of $3.40 can possibly be fair to minority stockholders while DISH is offering $4.40 per share. In fact, Sprint makes no attempt to explain how its offer is superior to DISH’s in any way at all. That of course is because it is not. Sprint’s offer attempts to squeeze-out Clearwire’s minority stockholders at an unfair price, while DISH’s tender offer would not force anyone to sell against their will. It seeks to push through the unfair deal by packing the ‘minority’ vote with interested parties who have already pledged to vote in favor of the merger and to sell their shares to Sprint even if the merger is rejected, along with directors, officers, and employees with golden parachutes and compensation awards that encourage them to vote for the merger. And it imposes a coercive and highly dilutive Note Purchase Agreement, with much worse terms than DISH’s financing proposal and Crest’s own financing offer.”

The letter to the Clearwire Board concludes: “It is time for you, the Clearwire Board, to fulfill your own fiduciary duties to the Company’s minority stockholders by resisting Sprint’s latest outrage. DISH’s offer is clearly actionable, and you have an obligation to give it full consideration. To the extent you are concerned with any of its details, those concerns can be resolved through good faith negotiations with DISH. As we urged in our June 3 letter, consideration of the DISH tender offer and any other alternatives to Sprint should be considered by a new Special Committee with new, truly independent directors who are not tainted by the current Special Committee’s past misjudgments. To be sure, DISH’s current proposal might not prove to be Clearwire’s best offer in the end. But it is a direct offer for the Company that furthers the competitive bidding process that we believe can unlock the Company’s true value for Clearwire’s stockholders. It is your duty to take full advantage of this opportunity to pursue fair value for all of Clearwire’s stockholders.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the proposed Sprint-Clearwire merger. If stockholders have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The full letter to the Clearwire Board can be found at http://www.dfking.com/clwr or http://www.bancroftpllc.com/crest.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement and the supplement have been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH ARE AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited